El Pollo Loco Holdings, Inc.

3333 Michelson Drive, Suite 550

Irvine, California 92612

October 12, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3-5

100 F Street, N.E.

Washington, D.C. 20549

RE:	El Pollo Loco Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-133877)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, El Pollo Loco Holdings, Inc. (the "Company") hereby withdraws its Registration Statement on Form S-1 (File No. 333-133877), as amended, that was originally filed with the Securities and Exchange Commission on May 8, 2006. Current market conditions make it inadvisable to proceed with the offering at this time. No shares of common stock of the Company have been issued or sold under the Registration Statement.

If you have any questions with respect to this letter, please call Richard B. Aftanas of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-4112. Please provide Richard B. Aftanas a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (917) 777-4112.

Sincerely,

/s/ Pamela R. Milner
Pamela R. Milner
Senior Vice President and General Counsel